FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 11, 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-162219) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group

Final settlement reached with US Department of Justice
10 May 2010

The United States Department of Justice (DoJ) and the Consortium that acquired ABN AMRO Group in 2007 have agreed to a Deferred Prosecution Agreement (DPA) relating to the previously disclosed criminal investigation into ABN AMRO Bank NV's US dollar clearing activities, OFAC compliance procedures, and Bank Secrecy Act compliance matters during the period from 1995 to the end of 2007.
ABN AMRO Bank NV announced in April 2007, six months before it was acquired by the Consortium, that it had reached an agreement in principle with DoJ to resolve the investigation and made a provision of US$500 million to cover the costs of resolving the investigation. The final amount agreed with the DoJ is covered by this provision. The conduct described in the DPA reflects a regrettable period and the Consortium are pleased to have resolved this matter.
The DPA deferral period is 12 months and the signatory to the DPA is The Royal Bank of Scotland N.V., which is the legal entity that was known as ABN AMRO Bank NV until February this year.

For further information please contact:

Jason Knauf, Head of Group Media Centre
Tel. +44 (0) 131 523 4414
Mob. +44 (0) 778 670 8019

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   11 May 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Senior Assistant Secretary